UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14225

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HNI Corporation Profit Sharing Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HNI Corporation 600 East Second Street P. O. Box 1109 Muscatine, Iowa 52761-0071

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Muscatine, Iowa FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION Including Report of Independent Registered Public Accounting Firm As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN TABLE OF CONTENTS Report of Independent Registered Public Accounting Firm 1-2 Financial Statements Statements of Net Assets Available for Benefits 3 Statement of Changes in Net Assets Available for Benefits 4 Notes to Financial Statements 5-12 Supplemental Information Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 13

1 Report of Independent Registered Public Accounting Firm To the plan administrator, plan participants and members of the Administrative and Fund Committee of HNI Corporation Profit Sharing Retirement Plan: Opinion on the Financial Statements We have audited the accompanying statements of net assets available for benefits of the HNI Corporation Profit Sharing Retirement Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

2 Supplemental Information The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole. By: /s/ Baker Tilly US, LLP (f/k/a Baker Tilly Virchow Krause, LLP) We have served as the Plan's auditor since 2007. Milwaukee, WI June 11, 2021

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Page 3 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS As of December 31, 2020 and 2019 ASSETS 2020 2019 INVESTMENTS AT FAIR VALUE Participant-directed investments $913,860,730 $856,999,292 HNI Corporation stock 75,837,269 84,756,691 Total investments, at fair value 989,697,999 941,755,983 RECEIVABLES Company contributions 23,350,853 25,316,175 Investment exchange in transit Notes receivable from participants 7,354 14,218,136 199,712 16,363,578 Total receivables 37,576,343 41,879,465 TOTAL ASSETS 1,027,274,342 983,635,448 LIABILITIES Accrued fees 25,000 0 TOTAL LIABILITIES 25,000 0 NET ASSETS AVAILABLE FOR BENEFITS $1,027,249,342 $983,635,448 See accompanying notes to financial statements.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Page 4 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS For the Year Ended December 31, 2020 ADDITIONS Contributions Participant $ 29,419,812 Employer cash 19,940,892 Employer noncash (HNI Corporation common stock) 6,869,200 Rollovers 1,912,777 Total contributions 58,142,681 Investment Income Net appreciation in fair value of investments 104,909,995 Interest and dividends 6,547,567 Net investment income 111,457,562 Interest from participant notes receivable 822,308 Total additions 170,422,551 DEDUCTIONS Benefits paid to participants 126,127,939 Administrative expenses 680,718 Total deductions 126,808,657 NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS 43,613,894 NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year 983,635,448 NET ASSETS AVAILABLE FOR BENEFITS - End of year $1,027,249,342 See accompanying notes to financial statements.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020 Page 5 NOTE 1 - Description of the Plan The following description of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. General - The Plan is a defined contribution plan covering substantially all employees who are age 18 years or older of HNI Corporation and its 100% owned subsidiaries/divisions, including: AOD San Diego LLC, Allsteel Inc., Commercial Office Interiors LLC, Connect People+Space, LLC, Contract Resource Group LLC, The Gunlocke Company LLC, Hearth & Home Technologies Inc., Hickory Business Furniture LLC, HNI Asia LLC, HNI International Inc., HNI Services LLC, HNI Technologies Inc., The HON Company, Maxon Furniture Inc., Midwest Folding Products, Monessen Hearth Systems Company, LLC, Paoli Inc., Sagus International, Inc., Wilson Office Interiors LLC, Fireworks, Inc. and Fireplace Solutions (collectively the "Company”). The Administrative and Fund Committee determine the appropriateness of the Plan’s investment offerings and monitor investment performance. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended. Contributions – Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to limitations prescribed by the Internal Revenue Code (“Code”). At the time of employment or reemployment and unless a participant affirmatively elects to the contrary, a participant is automatically enrolled in the Plan and deemed to have elected a three percent (3%) pretax deferral commencing on the first payroll that is 45 days after the employee is first eligible to make such contributions. Thereafter, on the anniversary date of such participant’s automatic enrollment date, the pre-tax deferral rate is increased by one percent (1%) until such time as it reaches a maximum of five percent (5%). Participants also may contribute amounts representing distributions (“rollover contributions”) from other qualified benefit or defined contribution plans. The Plan generally provides for each subsidiary/division employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the plan year and the last quarter of the prior plan year ("retirement contribution"). The Company made a retirement contribution of $6,117,155 for the 2020 plan year. Each subsidiary/division may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $10,364,498 for the 2020 plan year. In addition, the Company may elect to contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant's compensation earned, as described above ("company ownership contribution"). The Company made a company ownership contribution of $6,869,200 for the 2020 plan year. Certain designated subsidiaries/divisions provide matching contributions in lieu of other employer contributions listed above. The Company made matching contributions of $3,459,239 for the 2020 plan year.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020 Page 6 NOTE 1 - Description of the Plan - continued Participant Accounts – Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify all of their account balance, including the portion attributable to Company contributions. The Plan has no restrictions on the sale of Company stock held in the Plan. A participant may not change investment direction with respect to future contributions or direct a reallocation of his or her account if the direction would cause the investment in HNI stock to exceed 25% of the current value of the participant's total account. Vesting – New participants in the Plan will be immediately vested in their entire account. All other participants with active accounts are fully vested in their entire account; however, amounts held in the Sagus Plan Nonelective Employer Contribution Account or the Sagus Plan Employer Matching Contribution Account as of January 1, 2014 are subject to the vesting schedule shown below: Years of Vesting Service Vested Percentage Less than 1 year 0% At least 1 year but less than 2 years 10% At least 2 years but less than 3 years 20% At least 3 years but less than 4 years 40% At least 4 years but less than 5 years 60% At least 5 years but less than 6 years 80% 6 years or more 100% Investment Options – Participants may direct the investment of their account balances into any of the various investment options, which include HNI Corporation Stock Fund, and the Fidelity BrokerageLink, as well as mutual fund and collective fund options. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution plan participants to invest and trade their retirement savings in the investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network. Notes Receivable From Participants – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000 from his or her before-tax contribution account, after-tax contribution account, rollover account, matching account and any prior plan account except a prior money purchase account (collectively, “eligible loan accounts”). The loans are secured by the balance in the participant's account. Loans are repaid through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The variable interest rate for loans is set at 1% above the prime rate published in the Wall Street Journal as of the first day of the month in which a loan is processed. Loans to participants are included as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance plus any accrued interest, which approximates fair value. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. The Coronavirus Aid Relief and Economic Security Act – The Plan was amended to adopt the Coronavirus Aid Relief and Economic Security Act (CARES) Loan provision related to deferment of loan repayments for Qualified Participants with outstanding loan payments due between March 27, 2020 and December 31, 2020. Repayments may be deferred for up to one year with appropriate adjustments being made to the terms of the loan pursuant to Section 2202(b)(2)(B) of the CARES Act. In addition, the maximum five year period for payment of a non-principal residence loan shall be extended by the time period described in Section 2202(b)(2)(C) of the CARES Act.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020 Page 7 NOTE 1 - Description of the Plan - continued Payment of Benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or, if the participant is at least age 55, installment payments. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals of funds from employee contributions are available for participants experiencing financial hardship and, for participants who have attained age 59½, as defined in the plan document. The Plan also allows an in-service withdrawal of funds from certain employer contributions after a participant attains the age of 59½ and for participants experiencing financial hardship. The Plan was amended effective April 1, 2019, to comply with Internal Revenue Service (IRS) regulations regarding hardship withdrawals, to permit distribution of investment earnings, to eliminate the need to exhaust plan loans prior to hardship, and to eliminate the six-month suspension on deferrals. The Plan was amended to allow Coronavirus-Related Distributions, up to $100,000, to a certifying participant from March 27, 2020 to December 31, 2020 in accordance with Section 2202 of the CARES Act. In addition, the Plan was amended in accordance with Section 2203 of the CARES act to permit Participants to elect to forego payment of their required minimum distribution for the 2020 calendar year and was amended to add beneficiaries to be permitted to take withdrawals for tuition and funeral expenses and to clarify definition of Expenses, Losses and Financial Need. NOTE 2 - Summary of Significant Accounting Policies Basis of Accounting – The accompanying financial statements of the Plan have been prepared on an accrual basis, a method in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Use of Estimates – The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment Valuation – The Plan's investments are carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Administrative and Fund Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, trustee, and collective fund managers. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Excess Contributions Payable – Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Code are recorded as a liability. There were no excess contributions as of December 31, 2020 and 2019. Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts owed to persons who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2020 and 2019. Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation or depreciation of fair value of investments. Forfeitures – As of December 31, 2020 there were $17,203 of unallocated plan assets resulting from forfeited participant accounts. During 2020, forfeitures of $0 were used to reduce employer matching

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020 Page 8 contributions. NOTE 3 - Company Stock Company ownership contributions are directed to the HNI Corporation Stock as non-participant directed contributions. Profit sharing and retirement contributions are directed to the HNI Corporation Stock by participants. In May 2019, the Plan transitioned the HNI Corporation Stock from a unitized accounting format to a real-time traded format, which resulted in the transfers out and in of the entire balance. See Note 7 for additional information. Information about the net assets and the significant components of the changes in net assets relating to the investments of the HNI Corporation Stock is as follows: 2020 2019 HNI Corporation common stock $ 75,837,269 $ 84,756,691 Company contribution receivable Profit sharing and retirement contribution 127,519 140,841 Company ownership contribution 6,869,200 7,236,978 Net assets – HNI Corporation stock $ 82,833,988 $ 92,134,510 Change in net assets of Company Stock: Company contributions Profit sharing, match, and retirement contribution $ 145,930 Company ownership contribution 6,869,200 Participant contributions 306,335 Net depreciation in fair value (8,103,692) Dividends 2,795,457 Benefits paid to participants (9,205,306) Expenses (62,397) Transfers from Company Stock (2,952,745) Transfers to Company Stock 906,696 Change in net assets – HNI Corporation stock $ (9,300,522) NOTE 4 – Fair Value Measurements Investments are valued at fair value. Accounting Standards Codification (“ASC”) Topic 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under authoritative guidance are described below:

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020 Page 9 NOTE 4 – Fair Value Measurements - continued Basis of Fair Value Measurement Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical, unrestricted assets or liabilities; Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as: • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs other than quoted prices that are observable for the asset or liability; and • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019. Common stocks: Valued at the closing price reported on the active markets on which the individual securities are traded. Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Money Market funds: Valued at cost which approximates the fair value of the NAV shares held at year end. Self Directed Brokerage accounts: These are participant self-directed investments which consist primarily of common stocks, mutual funds and money market funds. The valuation techniques and inputs for each of these investments are described above. Collective funds: Valued at the NAV of units of the collective fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser may reserve the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2020 and 2019.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020 Page 10 NOTE 4 – Fair Value Measurements - continued Assets at Fair Value as of December 31, 2020 Level 1 Level 2 Level 3 Total Mutual funds $ 127,597,350 $ - $ - $ 127.597,350 Money market funds 922,525 - - 922,525 Common stocks 75,837,269 - - 75,837,269 Self-directed brokerage 50,474,223 - - 50,474,223 Total assets in the fair value hierarchy $ 254,831,367 $ - $ - 254,831,367 Investments measured at net asset value (a) 734,866,632 Investments at fair value $ 989,697,999 Assets at Fair Value as of December 31, 2019 Level 1 Level 2 Level 3 Total Mutual funds $ 118,663,211 $ - $ - $ 118,663,211 Money market funds 417,505 - - 417,505 Common stocks 84,756,691 - - 84,756,691 Self-directed brokerage 40,235,990 - - 40,235,990 Total assets in the fair value hierarchy $ 244,073,397 $ - $ - 244,073,397 Investments measured at net asset value (a) 697,682,586 Investments at fair value $ 941,755,983 (a) In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. Net asset values and fair values were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2020 and 2019. There are no restrictions on redemption of Plan investments. Commingled funds, including collective investment trusts, and mutual fund investments allow redemptions by the Plan at the end of every business day. The Plan’s practice regarding the timing of transfers between levels is to measure transfers relative to total net assets available for benefits. For the year ended December 31, 2020, the Plan had no transfers between Levels 1, 2, or 3.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020 Page 11 NOTE 5 - Federal Income Tax Status The Internal Revenue Service ("IRS") has determined and informed the Plan by a letter dated February 3, 2017 that the Plan was designed in accordance with applicable Code requirements. The Plan has since been amended; however, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan continues to be qualified and the related trust is tax exempt. US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that is more likely than not to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. NOTE 6 – Plan Termination Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions. NOTE 7 - Related Party Transactions At December 31, 2020 and 2019, the Plan held 2,200,674 and 2,262,553 shares, respectively, of the common stock of the Company, with a cost basis of $70,031,577 and $71,412,491 at December 31, 2020 and 2019, respectively. Contributions receivable as of December 31, 2020 and 2019 included $6,869,200 and $7,236,978, respectively, to be put towards the purchase of shares of common stock. During the year ended December 31, 2020, the Plan recorded dividend income of $2,795,457 from Company common stock. In May 2019, the Plan transitioned the HNI Corporation Stock Fund (“Stock Fund”) from a unitized accounting format stock fund to a real-time traded format fund. The transition required a black out period of approximately one week, as the unitized Stock Fund positions were sold and shares in the real-time traded Stock Fund were purchased. As a result of the transition, 100% of the assets of the Stock Fund are invested in HNI common stock. Certain plan investments are shares of mutual funds and money market accounts managed by Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”). Fidelity Management Trust Company, a related Fidelity company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are included as a reduction of the return earned on each fund. Additionally, the Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party in interest transactions. Fidelity receives revenue from mutual fund and collective trust fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services to the Plan. If the revenue received by Fidelity exceeds the amount owed under the Plan, Fidelity remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN Notes to Financial Statements As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020 Page 12 NOTE 8 – Risks and Uncertainties The Plan utilizes various investment instruments. The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. As of December 31, 2020 and 2019, Plan assets invested in three target date collective investment funds representing more than 10% of the Net Assets Available for Benefits totaled $555,841,359 and $536,547,395, respectively. NOTE 9– Administration of Plan Assets The Plan’s assets are administered under an agreement with Fidelity Management Trust Company, the trustee of the Plan. The trustee invests funds received from contributions, investment sales, interest and dividend income, and makes benefit payments and other distributions to participants. NOTE 10 – Subsequent Events Management has evaluated the impact of all subsequent events through June 11, 2021, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

Page 13 HNI CORPORATION PROFIT SHARING RETIREMENT PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2020 EIN: 42-0617510; PLAN: 001 (a) (b) Identity of Issuer/ Borrower, Lessor, or Similar Party (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (d) Cost** (e) Market Value * HNI CORPORATION COMMON STOCK RT46, 2,200,674 shares $70,031,577 $ 75,837,269 FIDELITY BROKERAGE LINK ** 50,474,223 MUTUAL FUNDS: Doubleline Core Fixed Income ** 17,873,380 * Fidelity Cash Reserves ** 922,525 AF EuroPac Growth R6 ** 16,882,500 Vanguard Total Stock Market Index Fund - IS ** 92,841,470 COMMON COLLECTIVE FUNDS: Morley Stable Value Fund ** 33,275,425 Schwab Managed Ret Trust Fund Income ** 7,036,343 Schwab Managed Ret Trust Fund 2010 ** 56,472,544 Schwab Managed Ret Trust Fund 2020 ** 206,626,727 Schwab Managed Ret Trust Fund 2030 ** 221,711,040 Schwab Managed Ret Trust Fund 2040 ** 127,503,592 Schwab Managed Ret Trust Fund 2050 ** 66,086,203 Schwab Managed Ret Trust Fund 2060 ** 16,154,758 * LOANS TO PARTICIPANTS (maturing from 2020 - 2035 with interest rates from 4.25% to 9.25%) - 0 - 14,218,136 Total assets held at end of year $ 1,003,916,135 * Represents a party-in-interest to the Plan. ** Cost not required for participant-directed investments.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Baker Tilly US, LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI Corporation Profit Sharing Retirement Plan

Date: June 23, 2021	By:	/s/ Marshall H. Bridges
Marshall H. Bridges Administrative and Fund Committee Member and Senior Vice President and Chief Financial Officer